Exhibit 99.34

Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m. (EST) on Wednesday, June 10, 2020 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com VALENS GROWORKS CORP. Form of Proxy - Annual General and Special Meeting to be held on Friday, June 12, 2020 01M0DA This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 IND 000001 COMMON SHARES CPUQC01.E.INT/000001/i1234 123456789012345 1-866-732-VOTE (8683) Toll Free Holder Account Number Security Class

I/We being shareholder(s) of Valens GroWorks Corp. hereby appoint(s): A. Tyler Robson, or failing him, Christopher Buysen Appointment of Proxyholder OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Valens GroWorks Corp. to be held by way of a live audio webcast at https://web.lumiagm.com/206911327 on Friday, June 12, 2020 at 10:00 a.m. (EST) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Valens and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. 01. A. Tyler Robson For Withhold 04. Deepak Anand 02. Ashley McGrath For Withhold 05. Karin A. McCaskill 03. Nitin Kaushal For Withhold 06. Andrew Cockwell 3. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 1. Number of Directors To set the number of Directors at 7. For For For For 4. Approval of Continuance To consider and, if deemed advisable, to pass a special resolution, with or without variation, to approve the filing of Articles of Continuance by the Company under the Canada Business Corporations Act (CBCA) under the name “The Valens Company Inc.”, or such other name as may be approved by the board of directors of the Company, so that the Company will become a federal corporation governed by the CBCA, and to approve the adoption of a general by-law of the Company effective upon such continuance. 5. Approval of Advance Notice By-Law To consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the Advance Notice By-Law of the Company relating to the advance notice of nominations of directors, to be effective upon completion of the Continuance. 6. Approval of Omnibus Long-Term Incentive Plan To consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the adoption of the Company’s omnibus long-term incentive plan. Against Against Against Against 07. Renee Merrifield 2. Election of Directors Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) AR1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 296510 01M0EB Fold Fold C1234567890 XXX 123 MR SAM SAMPLE XBGQ 999999999999 XXXX